LETTER TO SHAREHOLDERS

western
COPPER AND GOLD



OUR STRONG CASH POSITION WILL ENABLE THE COMPANY TO COMPLETE PERMITTING AND BE READY FOR CONSTRUCTION WITHOUT DILUTING OUR SHAREHOLDERS.

It is hard to stay positive in a negative world – 2012 was dominated by negative sentiment primarily due to fiscal uncertainty, Europe moved from one debt crisis to the next and the United States failed to address its uncontrolled spending and mounting debt. Amidst this uncertainty, metal demand and prices have remained steady due for the most part to unprecedented demand from China, India and other developing countries. Due to these uncertainties, many projects are still on hold due to environmental permitting delays, cost escalation, increasing political risk, etc. This lack of new mine development and a growing long term supply deficit will ultimately result in much higher metal prices.

At Western Copper and Gold, we focused our full attention on the advancement of our "World Class" Casino deposit located in the Yukon, Canada. At Casino, one of the largest undeveloped copper, gold and molybdenum deposits in the world, we completed a detailed Feasibility Study in January 2013. This study demonstrated exceptional economics at long term copper, gold and molybdenum prices.

The Casino deposit is a very large copper, gold and molybdenum porphyry system with a large oxide gold cap, a well-developed zone of supergene copper mineralization and a very consistent hypogene zone of copper, gold and molybdenum mineralization. In all resource categories (measured, indicated, and inferred), the deposit contains in excess of 2.8 billion tonnes of ore. The current reserve is greater than 1.1 billion tonnes, all of which can be mined from one open pit that has an extremely low stripping ratio. In the early years of operation (years 1-4), the mine is projected to produce 245 million pounds of copper, 399 thousand ounces of gold, 1.77 million ounces of silver and 15.3 million pounds of molybdenum on an annual basis. Thereafter, the mine is expected to produce 171 million pounds of copper, 266 thousand ounces of gold, 1.42 million ounces of silver and 15.5 million pounds of molybdenum annually.

In December 2012 the Company converted an existing 5% Net Profits Interest royalty into a 2.75% Net Smelter Return royalty in exchange for US$32 million. These funds provide for three years of working capital and will enable the Company to complete the project permitting and basic and detailed engineering to have the project ready for construction in 2016.

Western as a company has an exceptionally qualified group of mining professionals that cover all aspects of mineral exploration and mine development. Our ability to move projects from the early drill hole stage through resource definition, pre-feasibility, feasibility and permitting makes us unique as a mineral exploration and development company.

On behalf of the Board of Directors

Dale Corman

F. Dale Corman
Chairman and C.E.O.
Western Copper and Gold Corporation

TF: 1 888 966 9995 • Ph: 604 684 9497 • info@westerncopperandgold.com TSX: WRN / NYSE MKT: WRN